SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



           RYANAIR SAYS TRADING STANDARDS INSTITUTE IS ANTI-CONSUMER

Ryanair, Europe's No. 1 low fares airline, today (Monday, 9th August 2004) criticised the Trading Standards Institute for wasting thousands of pounds of tax payer's money on court action over Ryanair's low fares on the day when British Airways announced it was more that DOUBLING it's fuel surcharges to consumers.

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Ryanair is Europe's No. 1 low fares airline because Ryanair has given millions of ordinary consumers access to low fares in the UK and throughout Europe. This year alone Ryanair will save UK consumers GBP2 Billion on the high fares charged by other airlines. The Trading Standards Institute's time would be better spent fighting the anti-consumer rip-off of BA's ever increasing fuel surcharges.

        "Trading Standards Institute take note: with Ryanair the fare you pay, is the fare you pay - no fuel surcharges guaranteed. With BA, the high fares just get higher with even MORE surcharges, on top of the fares already paid by consumers - and this comes with zero action from the Trading Standards Institute.

        "Ryanair will continue to provide Europe's lowest fares for British consumers, with GUARANTEED no fuel surcharges, while BA keeps adding surcharges and the Trading Standards Institute stands idly by."

Ends.                          Monday, 9th August 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 August, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director